SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

News Release

January 5, 2006 at 07.00 GMT
Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso withdraws from consumer board project in China

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that after detailed due diligence process Stora Enso has decided to withdraw from the previously announced project in consumer board production in China. A letter of intent to start a joint venture with Chinese Foshan Huaxin Packaging Co., Ltd. was signed in August 2005.

The decision to withdraw was taken after the due diligence process revealed that the project would not meet the profitability expectations set by Stora Enso because technical modification of the machine would be more challenging than initially estimated. The total cost of due diligence and withdrawal from the project is not material for Stora Enso.

The focus in China is now on developing the previously announced plantation project in Guangxi and publication paper feasibility study in Shandong. Stora Enso is exploring other possibilities of liquid packaging board production for the Chinese market.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Previous press releases concerning Stora Enso in China are available at www.storaenso.com/press

-	10 November 2005: Stora Enso strengthens its presence in Guangxi

-	28 October 2005: Stora Enso signs joint-venture agreement with Foshan Huaxin Packaging

-	11 August 2005: Stora Enso to start liquid packaging board production in joint venture in China

-	10 June 2005: Stora Enso signs loan agreement with International Financing Corporation

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

2(2)

-	31 March 2005: UNDP to Assess Environment and Social Impact of a Forestry Investment Project in Guangxi, China

-	28 October 2004: Stora Enso joint venture in China

-	4 February 2004: Stora Enso to modernise its fine paper machine at Suzhou, China

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel